Phone:	(212) 885-5205

Fax:	(917) 332-3817

Email:	AJanell@blankrome.com

July 25, 2014

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Kathy Churko

Re:	Spirit of America Investment Fund Annual Report on Form N-CSR

File Numbers: 333-27925 and 811-08231

Dear Ms. Churko:

On behalf of the Spirit of America Investment Fund (the “Trust”), this letter is in response to the comments received on July 10, 2014 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Trust’s Annual Report to shareholders for the year ended December 31, 2013, on Form N-CSR filed on March 10, 2014 (the “Annual Report”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Trust’s responses:

Prospectus

1.	For each of the Trust’s Fund’s, except for the Real Estate Income and Growth Fund, please provide additional disclosure and clarity on what factors, strategies and techniques were used that impacted each Fund’s performance over the year.

RESPONSE: The Trust has provided the following disclosure below that will be included in the Trust’s Semi-Annual Report for the period ending June 30, 2014. Similar disclosure will be included in all future semi-annual and annual reports to shareholders.

Spirit of America Income Fund (SOAIX)

The Spirit of America Income Fund, SOAIX (the “Fund”), had a total return of -2.91% (no load, gross of fees) for the twelve months ended December 31, 2013. This compares to the -2.02% return of its benchmark, the Barclay U.S. Aggregate Index, for the same period. That result does not take the Fund’s sales charge and expense ratio into account.

The long U.S. Treasury Bond yield began the year, on January 2, 2013 at an interest rate of 3.04% and it ended the year at an interest rate of 3.97% on December 31, 2013. The downward trajectory of the bond market led the fixed income securities to decline causing a negative return. The major reason for the Fund’s underperformance versus the index was that the average maturity of the index was shorter than the average maturity of the Fund. Bonds with longer maturities experience greater price movement when interest rates change.

Including the sales charge and expenses, as of December 31, 2013, the Fund’s one year return was -8.53%. The Fund, which began operations in January 2009, had an annualized five year return of 8.26% at year end.

Spirit of America Income and Opportunity Fund (SOAOX)

The Spirit of America Income and Opportunity Fund, SOAOX (the “Fund”), which began operations in July 2013, had a total return since inception of -1.03% (no load, gross of fees) as of December 31, 2013. This compares to the 1.48% return of its benchmark, the Barclay U.S. Aggregate Index, for the same period. That result does not take the Fund’s sales charge and expense ratio into account.

At year end the Fund had only been in existence for approximately six months. The Fund’s net assets were relatively small at just over $7 million. Due to the small size of the Fund, when new money comes in the cash position makes up a significant percentage of the Fund. The delay in deploying that cash caused the Fund to underperform. The long U.S. Treasury Bond yield moved from an interest rate of 3.63 at the Fund’s inception on July 8, 2013 to an interest rate of 3.97 at year end on December 31, 2013. The Fund’s performance was also impacted by the downward trajectory of the bond market which led the fixed income securities to decline causing a negative return.

Including the sales charge and expenses, as of December 31, 2013, the Fund’s return since inception was -6.31%.

Spirit of America High Yield Tax Free Bond Fund (SOAMX)

The Spirit of America High Yield Tax Free Bond Fund, SOAMX (the “Fund”), had a total return of -7.56% (no load, gross of fees) for the twelve months ended December 31, 2013. This compares to the -2.55% return of its benchmark, the Barclay Municipal Bond Index, for the same period. That result does not take the Fund’s sales charge and expense ratio into account.

The downward trajectory of the bond market led the fixed income securities to decline causing a negative return. One reason for the Fund’s underperformance versus the index was that the average maturity of the index was shorter than the average maturity of the Fund. Bonds with longer maturities experience greater price movement when interest rates change. Additionally, the Fund had a higher percentage of Puerto Rico debt than the index. As we noted in the Market Commentary, Puerto Rico’s debt continues to trade significantly lower versus similar United States municipal debt.

Including the sales charge and expenses, as of December 31, 2013, the Fund’s one year return was -12.72%. The Fund had an annualized five year return of 7.43% at year end and an annualized return since inception (February 28, 2008) of 2.32%.

Spirit of America Large Cap Value Fund (SOAVX)

The Spirit of America Large Cap Value Fund, SOAVX (the “Fund”), had a total return of 28.07% (no load, gross of fees) versus the S&P 500 Index which was up 32.39% for the year ended December 31, 2013.

The Fund’s underperformance relative to its benchmark was primarily due to its underweight in the technology sector. The second detractor of relative performance came from the stock selection in the financial sector followed by the underweighting in the consumer discretionary sector.

The best performing sector was the healthcare sector in which the Adviser decided to go to an overweight position during the year.

Past performance is not indicative of future results. The results above do not take the maximum front end sales charge of 5.25% and expense ratio of 1.68% into account. Including sales charge and expenses, the 1 Year Total Return of the Fund as of December 31, 2013 was 19.26%. The 5 Year Total Return was 11.87% and since the inception of the Fund was 6.21%.

The performance information above was provided by Huntington Asset Services.

2.	On the Spirit of America Income Fund’s website please update the link to the Annual Report to the 2013 Annual Report.

RESPONSE: The Trust has made the requested change.

3.	On the Statement of Operations for the Spirit of America Large Cap Value Fund there is a line for Line of Credit Fees. In the Notes to Financials it states that the Fund did not use the line of credit. Please explain why the Fund did not use the line of credit.

RESPONSE: The Line of Credit fees on the Statement of Operations are for the annual/commitment fee. The Fund did not use the line of credit, so no interest fees were paid, however, the Fund still pays the annual/commitment fee. The Fund did not use the line of credit as there was no necessity (trading, overdrafts, etc.) which would have led the Fund to draw on the line of credit.

*********************

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the revisions noted herein will be reflected in the Semi-Annual Report, for the period ended June 30, 2014, to be filed under Rule 30b1-1on Form N-SAR.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell

Allison H. Janell

4